SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
MAR 0 8 2002
365

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Lan Chile S.A.

(Translation of Registrant's Name Into English)

Chile

(Jurisdiction of incorporation or organization)

Avenida Américo Vespucio Sur 901, Renca, Santiago, Chile

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

SIGNIFICANT INFORMATION

LAN CHILE S.A. ANNUAL ORDINARY SHAREHOLDER'S MEETING

On March 4, 2002, the Board of Directors of Lan Chile S.A., agreed to call an Ordinary shareholders Meeting to be held on April 26, 2002 at the Company's Corporate Headquarters, located at Avenida Américo Vespucio Sur 901, Renca, Santiago, Chile, at 17:30 hours. The purpose of the shareholder's meeting will be to review the following matters:

a) The approval of the Annual Report, Balance Sheet and Financial Statements of the Company, corresponding to the Fiscal Year ended on December 31, 2001;
b) The approval of the proposed distribution of the obligatory minimum dividend of US$0,00441 per share corresponding to 2001 earnings, which will be paid on May 10th,2002;
c) Election of the Board of Directors of Lan Chile S.A.;
d) Establishment of the Board Members' salaries for the fiscal year 2002;
e) Establishment of the Board of Directors Committee Salaries for the fiscal year 2002 and the Committee's corresponding budget;
f) Designation of the External Independent Auditors;
g) Designation of the Rating Agencies;
h) Information about the matters stated in article 44 of the Chilean Law #18.046, regarding Stock Companies;
i) Information corresponding to the processing, printing and delivery costs related to the information set forth in Circular n° 1494 of the Superintendencia de Valores y Seguros ("The Superintendency of Securities and Insurance")
j) Other matters of interest to the Shareholders Meeting.

All Shareholders who are registered as such in the Shareholders Record Five (5) business days in advance of the day in which the Meeting will be held, will have the right to participate in the previously cited Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2002.

Lan Chile S.A.

/s/



By: Luis Ernesto Videla B.
General Manager